UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM N-54A


             NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED
                      PURSUANT TO SECTION 54(a) OF THE ACT


The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the "Act"), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:


Name: Imperiali Inc.

Address of Principal Business Office: 777 South Flagler Drive, Suite 800W, West Palm Beach, Florida, USA 33401

Telephone Number: 561-805-9494

Name and address of agent for service of process Charles A. Fiscina, Chief Financial Officer, Imperiali, Inc

The company has filed a registration statement for a class of equity securities pursuant to section 12 of the Securities Exchange Act of 1934. The Company filed a 10-SB statement on 19 October 2006.

The undersigned company certifies that it is a closed-end company organized under the laws of Florida and with its principal place of business in Florida; that it will be operated for the purpose of making investments in securities described in section 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issues of such securities to the extent required by the Act.


     Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to section 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the city of West Palm Beach and state of Florida on the 31st day of October, 2006.



                                    Signature
                                    Imperiali Inc.


                                    By: /s/ Charles A. Fiscina
                                        --------------------------
                                            Charles A. Fiscina
                                            Chief Financial Officer


Attest: ___________________________
               (Name)

        ___________________________
               (Title)